NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004199

Received SEC
FEB 19 2009
Washington, DC 20549

February 19, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-19-09

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance
Pfizer Inc.
235 East 42nd Street 235/22/3
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

Dear Mr. Lepore:

This is in response to your letters dated December 19, 2008 and February 19, 2009 concerning the shareholder proposals submitted to Pfizer by William Steiner and Nick Rossi. We also have received a letter from Nick Rossi dated January 23, 2009 and letters on the proponents' behalf dated December 22, 2008, January 15, 2009, January 23, 2009, January 24, 2009, January 27, 2009, February 3, 2009, and February 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 19, 2008

The first proposal relates to cumulative voting. The second proposal relates to special meetings.

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Pfizer may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Pfizer may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

February 19, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Withdrawal of No-Action Requests Regarding the Shareholder Proposal of John Chevedden (Mark Filiberto)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 19, 2008, we submitted to the staff of the Division of Corporation Finance (the "Staff") two no-action requests relating in part to the ability of Pfizer Inc. (the "Company") to exclude from its proxy materials for its 2009 Annual Meeting of Shareholders a shareholder proposal entitled "Independent Board Chairman" (the "Proposal") submitted by John Chevedden in the name of Mark Filiberto as general partner of Palm Garden Partners LP pursuant to Rule 14a-8 under the Exchange Act of 1934. The first no-action request set forth the bases for our view that the Proposal is excludable under Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(11) (and also addressed a substantially duplicative proposal submitted by a different shareholder proponent) (the "First Request"). The second no-action request set forth the bases for our view that the Proposal (along with two other shareholder proposals submitted by John Chevedden in the name of William Steiner and Nick Rossi, respectively) is excludable under Rule 14a-8(c) and Rule 14a-8(b) (the "Second Request").

Enclosed is a letter transmitted to the Company on February 18, 2009, confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on this letter attached hereto as Exhibit A, we hereby withdraw the First Request and the Second Request each to the extent that they relate to the Proposal.

Please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653 with any questions in this regard.

Sincerely,

Matthew Lepore | EAT

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance

Enclosures

cc: John Chevedden
Mark Filiberto, General Partner, Palm Garden Partners LP

100606086_4.DOC

EXHIBIT A

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

February 18, 2009

Ms. Amy Schulman
General Counsel
Pfizer Inc.
235 E 42nd Street
New York NY 10017

Dear Ms. Schulman,

I now withdraw my Independent Board Chairman proposal in order to facilitate an agreement with Pfizer Inc. to enhance the selection process for the Pfizer Independent Lead Director position.

Sincerely,

Mark Filiberto

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Pfizer Inc. (PFE) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This further responds to the Gibson, Dunn & Crutcher December 19, 2008 no action request.

The attached Gibson, Dunn & Crutcher February 4, 2009 letter on behalf of General Electric Company (GE), referring to the direct General Electric negotiation with the so-called straw-person proponents (according to Gibson, Dunn & Crutcher), establishes the Gibson, Dunn & Crutcher straw-person argument as corrupt. The Gibson, Dunn & Crutcher February 4, 2009 letter is an attempt to established that any company can feel free to undercut its straw-person argument submitted to the Staff by an outside firm, such as Gibson, Dunn & Crutcher, by negotiating directly with the so-called straw-persons as qualified proponents for a withdrawal of their respective rule 14a-8 proposals while the Staff is still being asked to determine that the proponents are allegedly unqualified straw-persons.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people while at the same time having the so-called unqualified straw-people withdraw their respective proposals as acknowledged qualified proponents.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of a number of additional no action requests claiming straw-persons.

This is to request that the Staff consider the Gibson, Dunn & Crutcher straw person argument corrupt at Pfizer Inc. (PFE) as one of such companies.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)
Amy Schulman <amy.schulman@Pfizer.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 4, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Withdrawal of No-Action Request Regarding the Shareowner Proposals of John Chevedden (Freeda, Quirini and Mahar);
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 8, 2008, on behalf of our client, General Electric Company (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2009 Annual Meeting of Shareowners shareowner proposals submitted by John Chevedden in the name of William Steiner, William J. Freeda, Helen Quirini and Kevin Mahar pursuant to Rule 14a-8 under the Exchange Act of 1934 (the "Alter Ego Request"). The Alter Ego Request sets forth the bases for our view that the proposals are excludable under Rule 14a-8(b) and Rule 14a-8(c). On the same date, we submitted an additional no-action request setting forth the bases for our view that the Company also properly could exclude the Chevedden (Steiner) shareowner proposal pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) (the "Special Meeting Request"). On January 26, 2009, the Staff issued a letter in response to the Special Meeting Request concurring that the Company can properly exclude the Chevedden (Steiner) shareowner proposal entitled "Special Shareowner Meetings" pursuant to Rule 14a-8(i)(3).

Enclosed are letters delivered to the Company on February 3, 2009, from Messrs. Freeda and Mahar and Ms. Quirini confirming the withdrawal of the remaining shareowner proposals that are the subject of the Alter Ego Request (specifically, proposals entitled "Recovery of Unearned Management Bonuses," "Over-Boarded Directors" and "Independent Board Chairman"). *See* Exhibit A. Accordingly, in reliance on the letters attached hereto as Exhibit A, we hereby withdraw the Alter Ego Request as it relates to these shareowner proposals that have been withdrawn.

Please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth Ising at (202) 955-8287, or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465 with any questions in this regard.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Craig T. Beazer, General Electric Company
John Chevedden
William Steiner
William J. Freeda
Helen Quirini
Kevin Mahar

100596528_6.DOC

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Pfizer Inc. (PFE) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request by Gibson, Dunn & Crutcher. Attached is a letter to the Staff by proponent William Steiner which is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Pfizer December 19, 2008 No Action Request

Dear Ladies and Gentleman:

I submitted proposals to Pfizer in 2005, 20006 and 2008. I find it objectionable that Pfizer wants to exclude my 2009 proposal because I delegated work on my proposal. Meanwhile Pfizer can hire an outside firm to exclude shareholder input during challenging economic times.

I continue to support my 2009 shareholder proposal submitted to Pfizer.

Sincerely,

William Steiner

William Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Pfizer Inc. (PFE) and Gibson, Dunn & Crutcher
Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request by Gibson, Dunn & Crutcher.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances:
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of the proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter:

"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, the Company has not met its burden of establishing that the proponents are the alter ego of the union. Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Pfizer Inc. (PFE) and Gibson, Dunn & Crutcher
Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request by Gibson, Dunn & Crutcher.

This is to reiterate an important part of the December 22, 2008 response to the no action request, which has not been contested:

> The company accepted without question the proponent of each proposal as the proponent of his respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.
>
> §240.14a (f) states (emphasis added):
> f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
>
> The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...
>
> To the contrary the company properly recognized each proponent as the respective proponent until the day the company submitted the no action request.

The opposition cites a 1948 release about "personal ends" and does not cite any personal connection that any of the individual proponents have to the company or explain how proposals that received 39% and 42% support at Pfizer could possibly reflect a personal end not shared by a significant body of shareholders.

The opposition argument would be similar to declaring FedEx as the "driving force" behind rule 14a-8 proposals delivered by FedEx because FedEx was involved with the "submission" and the "process."

The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008), neither precedent is addressed. The company tactic appears to be to highlight the purported precedents, which are the most distant from *The Boeing Company* and *AT&T* in substance. And to base the company claims on practices one-half a decade and further distant that never happened or never happened since.

The company is essentially re-running *The Boeing Company* (February 20, 2008) type objections with nothing new and nothing pointed out as potentially overlooked in 2008.

The company has thus failed to take its opportunity to explain any issues *The Boeing Company* (February 20, 2008 and *AT&T* (February 19, 2008) as overlooked. Thus any company attempt now to belatedly address *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) arguably should be treated with prejudice.

The company also fails to note that *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) and are consistent with a number of no action precedents for a number of years that most closely resemble *The Boeing Company* and *AT&T*.

The company provides no exhibit of purported articles on the issue of the person who is credited as the proponent and in some cases does not even produce so much as an out-of-context quote from such articles.

The company does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the person who signed the submittal letter as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

The company has not cited one precedent where a proponent, who had previously submitted rule 14a-8 proposals, was excluded because the proponent purportedly delegated too much of the rule 14a-8 process.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution in the company exhibit cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,NE
Washington, D.C. 20549
Telephone: 202-551-3500
Fax: 202 772-9201

Pfizer Inc. December 19, 2008 No Action Request

Dear Ladies and Gentlemen :

My rule 14a-8 proposals received 42% support at the Pfizer, Inc. at both 2007 and 2008 annual meetings. I find it objectionable the Pfizer wants to exclude my 2009 proposal because I sought help with my proposal. Meanwhile , Pfizer can hire an outside firm to help Pfizer.

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activists" article in the Wall Street Journal, June 10, 2004.

I continue to support my 2009 shareholder proposal submitted to Pfizer.

Yours Truly,

Nick Rossi

cc : John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Pfizer Inc. (PFE) and Gibson, Dunn & Crutcher – Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

This responds further to the December 19, 2008 no action request by Gibson, Dunn & Crutcher. Attached is a letter faxed to the Staff by proponent Nick Rossi which is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone: 202-551-3500
Fax: 202 772-9201

Pfizer Inc. December 19, 2008 No Action Request

Dear Ladies and Gentlemen :

My rule 14a-8 proposals received 42% support at the Pfizer, Inc. at both 2007 and 2008 annual meetings. I find it objectionable the Pfizer wants to exclude my 2009 proposal because I sought help with my proposal. Meanwhile , Pfizer can hire an outside firm to help Pfizer.

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activists" article in the Wall Street Journal, June 10, 2004.

I continue to support my 2009 shareholder proposal submitted to Pfizer.

Yours Truly,

Nick Rossi

cc : John Chevedden

------ Forwarded Message
From: "Reilly, Susan M." <SReilly@gibsondunn.com>
Date: Fri, 19 Dec 2008 17:49:20 -0500
To: < *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Pfizer (Chevedden)

Mr. Chevedden,

Attached please find a copy of the no-action request that was filed today on behalf of our client, Pfizer, Inc.

Regards,
Susan Reilly

-----Original Message-----
From: Reilly, Susan M.
Sent: Friday, December 19, 2008 5:22 PM
To: shareholderproposals@sec.gov
Subject: Pfizer (Chevedden)

Attached on behalf of our client, Pfizer Inc., please find our no-action request with respect to stockholder proposals and statements in support thereof submitted by John Chevedden.

Susan M. Reilly
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
T: (202) 887-3675 F: (202) 530-4214
sreilly@gibsondunn.com

<<Pfizer - No Action Letter - Shareholder Proposals of John Chevedden.pdf>>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Pfizer Inc. (PFE) – Rule 14a-8 Proposals by Nick Rossi, William Steiner and Mark Filiberto

Ladies and Gentlemen:

The company has not provided any precedent where proponents, with this level of corporate governance experience as reflected in the attached *Wall Street Journal* and *New York Times* articles, have been determined not eligible to delegate work in submitting rule 14a-8 proposals. It is well established under rule 14a-8 that shareholders can delegate the presentation of their proposals at annual meetings to another person.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Pfizer Inc. (PFE) – Rule 14a-8 Proposals: Regarding company objection to respective proponents of shareholder proposals
Shareholder Position

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding the company objection to the respective proponents of shareholder proposals. The company no action request seems to be based on the hope that rule 14a-8(f) will be overlooked. The company no action request also seems to be unoriginal and borrowed from another source.

The company accepted without question the proponent of each proposal as the proponent of his respective proposal within the 14-day period following the submittal of each rule 14a-8 proposal. According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized each proponent as the respective proponent until the day the company submitted the no action request.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner (Cumulative Voting)
Nick Rossi (Special Shareowner Meetings)
Mark Filiberto (Independent Board Chairman)

Amy Schulman <amy.schulman@Pfizer.com>

Legal Division
Pfizer Inc
235 East 42nd Street 235/22/3
New York, NY 10017
Tel 212 733 1144 Fax 646 348 8157
Mobile 917 328 0738
Email amy.schulman@pfizer.com

Amy W. Schulman
Senior Vice President, General Counsel

December 19, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") three shareholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the name of the following nominal proponents:

- a proposal titled "Cumulative Voting" purportedly submitted in the name of William Steiner (the "Cumulative Voting Proposal");

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of Nick Rossi (the "Special Meeting Proposal"); and

- a proposal titled "Independent Board Chairman" purportedly submitted in the name of Mark Filiberto as general partner of Palm Garden Partners L.P. (the "Independent Chair Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one shareholder proposal for consideration at the Company's 2009 Annual Meeting of Shareholders and, despite receiving notice after submitting the last proposal, has failed to correct this deficiency; and

- Rule 14a-8(b) because Messrs. Steiner, Rossi, and Filiberto (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a shareholder of the Company and Mr. Chevedden has not provided proof of ownership.

We also believe that the Special Meeting Proposal and the Independent Chair Proposal are excludable for the reasons addressed in separate no-action requests submitted concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(c) and Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each shareholder may submit no more than one proposal for each shareholder meeting. In this regard, Mr. Chevedden has failed to select which of the three Proposals he wishes to sponsor for consideration at the Company's 2009 Annual Meeting of Shareholders despite being provided notice of the one proposal limit in Rule 14a-8(c). The Proposals also may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

The history of Rule 14a-8(c) indicates that the Commission was well aware of the potential for abuse of the one proposal limit, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that multiple proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the shareholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 shareholder proposals to more than 85 corporations in 2008 alone.[1] In thus circumventing the one proposal requirement of Rule 14a-8(c), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's shareholder proposal rules. In addition, Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 shareholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(c) and Rule 14a-8(b).

A. Abuse of the Commission's Shareholder Proposal Rules

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission more than 30 years ago first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents and issuers. Exchange Act Release No. 19135 (October 14, 1982).

Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983).

The Commission also has emphasized that Rule 14a-8 should not be used "to achieve personal ends which are not necessarily in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). As a result, when the Commission amended the Rule in 1983 to require a minimum investment and a minimum holding period, the Commission explicitly acknowledged the potential for abuse in the shareholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting multiple shareholder proposals to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company shareholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

B. Legal Standards for Concluding that the Nominal Proponents Are the Proponent's Alter Egos

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the shareholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). Moreover, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which

> depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

The Staff has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the shareholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agent by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that they are his alter egos.

C. Staff Precedent Supports that the Nominal Proponents Are the Proponent's Alter Egos

The Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[2] Likewise, the Staff repeatedly has permitted the exclusion of shareholder proposals in cases where a shareholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

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[2] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two shareholders) the initial proponent handled all of the correspondence with the Company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the

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However, even in the absence of an explicit acknowledgment that shareholders are serving as nominal proponents or acting as a group, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three shareholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the shareholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the shareholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder, and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the

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proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

D. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposals

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedents where multiple proposals have been excluded under Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden: each of the Proposals was e-mailed from the same e-mail address, which corresponds to Mr. Chevedden's e-mail address provided in the text of each cover letter. The Company's proxy statement states that shareholder proposals are to be sent to the Secretary of the Company, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposals other than through Mr. Chevedden.[4]

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[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for

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- Mr. Chevedden, exclusively, has responded to requests from the Company for proof of stock ownership by the Nominal Proponents. Notably, he responded to the Company's request for ownership information from Mr. Steiner with a letter signed by Mr. Filiberto, another Nominal Proponent, as broker. The Company's correspondence with Mr. Chevedden indicates that Mr. Steiner was not involved at all in the submission of his proof of ownership and, further, that Mr. Chevedden is coordinating all correspondence with the Company with respect to the Proposals.

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names!

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is identical. *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." These cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); two of the proposals contain a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); the two "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and two of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, in the exact same format (centered and bolded). Significantly, each Proposal includes a "Notes" section, which furnishes the Nominal Proponent's name and address. In addition, two of the "Notes" sections contain instructions for publication of the proposal, quote Staff Legal Bulletin No. 14B, and cite the Sun Microsystems, Inc. no-action letter dated July 21, 2005. *See* Exhibit A.

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providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

- The supporting statements of the Proposals use similar language and references. For example, two of the Proposals use substantially similar language in reporting on the voting results of similar proposals submitted to other companies and both make reference to the rating system of The Corporate Library.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the shareholder proposal process. Each of the cover letters conceded that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future correspondence" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedents cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals is identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In addition, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the Proposals he submits on behalf of nominal proponents.[5]

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 not to initially submit multiple proposals under his own name, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by Nominal Proponents to the Company. Between 2003 and 2008, Mr. Chevedden wrote or e-mailed the Staff at least 15 times concerning proposals submitted to the Company. He also has

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[5] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs,* DOW JONES NEWS SERVICE, January 13, 2003. ("...[the nominal proponent's] ally John Chevedden – who drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

sometimes used the first person to argue points to the Staff, further demonstrating that he is acting as the principal in pursuing these proposals.

- Mr. Chevedden appears to treat the Nominal Proponents as interchangeable:

    - In 2006, Mr. Chevedden submitted the Cumulative Voting Proposal to the Company under the name of Mr. William Steiner as nominal proponent. In 2007, Mr. Chevedden submitted a similar version of the Cumulative Voting Proposal under the name of Mr. Nick Rossi, and in 2008 he submitted the Cumulative Voting Proposal under the name of Mr. Kenneth Steiner. This year he submitted the Cumulative Voting Proposal under the name of Mr. William Steiner, as in 2006.

    - This year Mr. Chevedden submitted the Special Meeting Proposal under the name of Mr. Nick Rossi, whereas in 2008 he submitted a Special Meeting Proposal using Mr. William Steiner as the nominal proponent.

    - Similarly, Mr. Chevedden submitted an Independent Chair Proposal in 2008 under the name of Mr. Nick Rossi, whereas this year Mr. Filiberto served as nominal proponent for the Independent Chair Proposal.

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - The Company received the Cumulative Voting Proposal from Mr. Chevedden in 2006, 2007, 2008 and again this year. Notably, between 2005 and 2008, at least 38 other Cumulative Voting Proposals that were identical or substantially similar in language and format to the Cumulative Voting Proposals were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as proxy.

    - The Company has received the Independent Chair Proposal from Mr. Chevedden in 2008 and again this year. Between 2005 and 2008, at least 37 other Independent Chair Proposals that were identical or substantially similar in language and format to the Independent Chair Proposals received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as proxy.

    - The Company received the Special Meeting Proposal in 2008 and again this year. In 2007 and 2008, 58 similar Special Meeting Proposals were submitted to other companies by Mr. Chevedden and nominal proponents for whom he typically serves as proxy. In addition, in 2009 Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. Most notably, this year RiskMetrics Group reported that Mr. Chevedden would submit to the Company a proposal requesting an independent board chair, whereas the proposal was submitted by the nominal proponent, Mr. Filiberto as general partner of Palm Garden Partners L.P. In addition, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[6] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a shareholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar shareholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals).

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the <u>two</u> pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The <u>measures</u> were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, <u>three measures</u> the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

While none of the Nominal Proponents have expressly conceded that they serve as Mr. Chevedden's alter egos in the shareholder proposal process and Mr. Chevedden's complete control of the process reduces the possibility of such a concession, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he is the controlling force behind the Proposals and the Nominal Proponents.

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[6] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

E. The Company Notified the Proponent of the One Proposal Limit in Rule 14-8(c), but the Proponent Failed To Correct this Deficiency

The Company received the Proposals from the Proponent as follows:

- the Proponent submitted the Cumulative Voting Proposal to the Company on October 14, 2008 via his personal e-mail address;
- the Proponent submitted the Special Meeting Proposal to the Company on October 14, 2008 via his personal e-mail address;
- the Proponent submitted an updated version of the Special Meeting Proposal to the Company on November 11, 2008 via his personal e-mail address; and
- the Proponent submitted the Independent Chair Proposal to the Company on November 14, 2008 via his personal e-mail address.

After receiving the Independent Chair Proposal on November 14, 2008, the Company sent the Proponent a deficiency notice (the "Multiple Proposals Deficiency Notice") by Federal Express on November 24, 2008. *See* Exhibit C. Federal Express records confirm delivery of the Multiple Proposals Deficiency Notice on November 25, 2008. *See* Exhibit D. The Multiple Proposals Deficiency Notice notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, specifically that a shareholder may submit no more than one proposal to a company for a particular shareholder meeting. The Multiple Proposals Deficiency Notice asked the Proponent to notify the Company as to which of the Proposals he wished to withdraw.

On December 5, 2008, the Proponent sent an e-mail to the Company responding to the Multiple Proposals Deficiency Notice. The e-mail stated only that "[e]ach company shareholder who signed a Rule 14a-8 proposal submittal letter submitted one proposal each." *See* Exhibit E. The Proponent did not provide any indication that he intended to withdraw any of the Proposals, and as of the date of this letter, the Proponent has not notified the Company as to which of the Proposals he wishes to appear in the 2009 Proxy Materials. Thus, the Proponent has failed to cure the deficiency, and all of the Proposals may be excluded.

F. The Staff also Has Concurred that the Alter Ego and Control Standards Apply under Rule 14a-8(b)

The Staff previously has concurred that the alter ego analysis discussed above applied to Mr. Chevedden's attempts to use a nominal proponent to satisfy the ownership requirements in Rule 14a-8(b). For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion of a shareholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr.

Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

G. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(c) and Rule 14a-8(b)*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the one proposal limit in Rule 14a-8(c) and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals, and the fungible nature of shareholder proposals for which he is appointed proxy are compelling evidence demonstrating that the Nominal Proponents are "under the control of, or [function] as the alter ego of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control tests under Rule 14a-8(c) and Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide shareholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[7] Although some of the circumstances present in the precedents cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(c) and Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the

---

[7] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of shareholders generally to appoint representatives to engage in discussions with companies regarding their proposals and to co-sponsor proposals with other shareholders, as each of these situations are clearly distinguishable from the facts present here.

Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(c) and Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-1144 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653

Sincerely,

Amy W. Schulman / EHI

Amy W. Schulman
Senior Vice President and General Counsel

AWS/tss
Enclosures

cc: Barry Holman, Legal & General Assurance (Pensions Management) Limited
John Chevedden
William Steiner
Nick Rossi
Mark Filiberto

100571245_5.DOC

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner
William Steiner

10/1/08
Date

cc:
Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, October 14, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent research firm rated our company:
  - "D" in Corporate Governance.
  - "High Concern" in CEO pay.
  - "High" in Overall Governance Risk Assessment
- We did not have an Independent Chairman – Independent oversight concern.
- (We gave 42%- support to a shareholder proposal calling for an Independent Chairman at our 2008 annual meeting.)
- Our Lead Director, Constance Horner, had 15-years tenure (independence concern) and held the chairmanship of the Corporate Governance Committee.
- Our board directed the effort to exclude two established shareholder proposals from our 2008 ballots:
  - Cumulative Voting
  - Shareholder Right to Call a Special Meeting
- We had no shareholder right to:
  - Cumulative voting.
  - To act by written consent.
  - To call a special meeting.

Additionally:

- Seven of our directors also served on boards rated "D" by the Corporate Library:

William Steere	MetLife (MET)
James Kilts	MetLife (MET)
Don Cornwell	Avon (AVP)
Michael Brown	Regeneron Pharmaceuticals (REGN)
Constance Horner	Ingersoll-Rand (IR)

William Gray JPMorgan (JPM)
Suzanne Johnson American International Group (AIG)

• Two directors had more than 20 years tenure each – Independence concern:
William Steere
Anthony Burns (Audit Committee)
• Steere is a former Pfizer executive – Independence concern.
• Three directors were designated "Accelerated Vesting" directors by The Corporate Library – due to involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense:
William Steere
Constance Horner
William Gray

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Sponsor: William Steiner, ***FISMA & OMB Memorandum M-07-16***

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

rrc

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, October 14, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law). This includes that there are no exclusion conditions, to the fullest extent permitted by state law, applying only to shareowners.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won as high as 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck & Co. (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

PFE

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

NOV. 11, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, October 14, 2008, Updated November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won as high as 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck & Co. (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto　　7 Nov 2008
Mark Filiberto　　Date

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

[PFE: Rule 14a-8 Proposal, November 14, 2008]

3 – Independent Board Chairman

RESOLVED: That stockholders ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

The policy should be implemented so as not to violate any contractual obligation. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer, in directing the corporation's business and affairs.

It is difficult to overstate the importance of the board of directors in our system of corporate accountability. As the Conference Board Commission on Public Trust and Private Enterprise stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

The responsibilities of a company's board of directors include reviewing and approving management's strategic and business plans; approving material transactions; assessing corporate performance; and selecting, evaluating, compensating and, if necessary, replacing the CEO (Report of the NACD Blue Ribbon Commission on Director Professionalism). Although the board and senior management may work together to develop long-range plans and relate to key constituencies, the board's responsibilities may sometimes bring it into conflict with the CEO.

When a CEO serves as board chairman, this arrangement may hinder the board's ability to monitor the CEO's performance. As Intel co-founder Andrew Grove put it, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

I urge stockholders to promote independent board leadership and vote for this proposal.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

EXHIBIT B

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Thursday, October 23, 2008 10:11 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal - Cumulative Voting
Attachments: Cumulative Voting - Steiner.pdf; Rule 14a.doc

Dear Mr. Chevedden,

Please view the attached.

Regards,

Suzanne Rolon

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 22, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: William Steiner**

Shareholders of Pfizer recommend that our Board take the necessary steps to adopt cumulative voting.

Dear Mr. Chevedden,

This letter will acknowledge receipt on October 14, 2008 of Mr. William Steiner's letter dated October 1, 2008 to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Steiner intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Mr. Steiner's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Steiner.

Mr. Steiner's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or bank) verifying that, at the time the proponent submitted his proposal, he had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Jeffrey B. Kindler, Pfizer Inc.
Amy W. Schulman, Pfizer Inc.
Rosemary Kenney, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

DJF

DISCOUNT BROKERS

RECEIVED
OCT 29 2008
PFIZER CORPORATE GOVERNANCE DEPT

Date: 28 OCTOBER 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number ________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6019 shares of Pfizer Inc; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/03 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-29-08 # of pages ▶
To Suzanne Rolon	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 212-573-1853	Fax #

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 31, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: William Steiner**

Shareholders of Pfizer recommend that our Board take the necessary steps to adopt cumulative voting.

Dear Mr. Chevedden,

This letter will acknowledge Pfizer's receipt of Mr. William Steiner's proof of ownership of Pfizer's common stock dated October 28, 2008 and received on October 29, 2008.

Please feel free to contact me if you have further questions.

Sincerely,

Suzanne Y. Rolon

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Thursday, October 23, 2008 10:14 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal - Special Meetings
Attachments: Special Meetings - Rossi.pdf; Rule 14a.doc

Dear Mr. Chevedden,

Please view the attached.

Regards,

Suzanne Rolon

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 22, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Nick Rossi**

Shareholders of Pfizer ask the Board to take the steps necessary to amend the company's bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above10%) the power to call a special shareholder meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law).

Dear Mr. Chevedden:

This letter will acknowledge receipt on October 14, 2008 of Mr. Nick Rossi's letter dated October 6, 2008 to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Rossi intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Mr. Rossi's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Rossi.

Mr. Rossi's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or a bank) verifying that, at the time the proponent submitted his proposal, he had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Jeffrey B. Kindler, Pfizer Inc.
Amy Schulman, Pfizer Inc.
Rosemary Kenney, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

3558 Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Post-it® Fax Note 7671	Date 10-24-08	# of pages ▶
To Suzanne Rolon	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 212-573-1853	Fax #	

Morgan Stanley

RECEIVED
OCT 24 2008
PFIZER CORPORATE GOVERNANCE DEPT.

October 24, 2008

Nick Rossi

FISMA & OMB Memorandum M-07-16

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account
) on the respective dates:

April 2, 2008
1000 shares HSBC HOLDINGS PLC SPON ADR NEW 8.125%

May 16, 2002
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Behlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
500 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
-Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
90 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
Reinvested Dividends 5-23-2008: 48 shares
-Now owns 1,656 shares
500 shares of Merck & Co. purchased 10 5 2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Wednesday, October 29, 2008 3:53 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Shareholder Proposal - Special Meetings
Attachments: John Chevedden - Letter 10-29-2008.pdf

Dear Mr. Chevedden,

Please view the attachment.

Kind regards,

Suzanne

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

October 29, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Nick Rossi**

Shareholders of Pfizer ask the Board to take the steps necessary to amend the company's bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting to consider any topic that the board or management could call such a special meeting for (to the fullest extent permitted by state law).

Dear Mr. Chevedden:

This letter will acknowledge Pfizer's receipt of Mr. Nick Rossi's proof of ownership dated and received on October 24, 2008 of Pfizer's common stock.

Please feel free to contact me if you have further questions.

Sincerely,

Suzanne Y. Rolon

Rolon, Suzanne Y.

From: Rolon, Suzanne Y.
Sent: Monday, November 24, 2008 6:34 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Shareholder Proposal - Independent Chair

Attachments: Scan001.PDF; Rule 14a.doc

Scan001.PDF (71 KB) Rule 14a.doc (65 KB)

Dear Mr. Chevedden,

Please view the attached.

Sincerely,

Suzanne Rolon

Suzanne Rolon
Senior Manager
Corporate Governance | Legal Division
Pfizer Inc
212.733.5356p | 212.573.1853f
suzanne.y.rolon@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

November 24, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: **Shareholder Proposal for Pfizer 2009 Annual Meeting of Shareholders - Submitted by: Mark Filiberto**

Shareholders of Pfizer ask the Board of Directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of the Company.

Dear Mr. Chevedden:

This letter will acknowledge receipt on November 14, 2008 of Mr. Mark Filiberto's letter dated November 7, 2008 to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Filiberto intends to sponsor the above proposal at our 2009 Annual Meeting of Shareholders.

Mr. Filiberto's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date the proposal was submitted. Pfizer's stock records do not indicate that the proponent is the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with the letter from Mr. Filiberto.

Mr. Filiberto's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2009 annual meeting, so we will need only the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- A written statement from the "record" holder of the proponent's shares (usually a broker or a bank) verifying that, at the time the proponent submitted his proposal, he had continuously held the requisite number of shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Mark Filiberto
Jeffrey B. Kindler, Pfizer Inc.
Amy Schulman, Pfizer Inc.
Rosemary Kenney, Pfizer Inc.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (l)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rolon, Suzanne Y.

From: ***FISMA & OMB Memorandum M-07-16***
ent: Wednesday, November 26, 2008 1:12 PM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Broker Letter (PFE) IBC

Attachments: CCE00005.pdf

CCE00005.pdf (46 KB)

Dear Ms. Rolon, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

NATIONAL FINANCIAL Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

RECEIVED
NOV 26 2008
CORPORATE GOVERNANCE DEPT

November 3, 2008

PFIZER INC.
235 EAST 42ND ST. 235-07-39
NEW YORK, NY 10017-5755

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS L.P., is currently the beneficial owner of the Pfizer Inc., Securities, and has held the position with National Financial Services, LLC since September 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 11-26-08 # of pages ▸
To Suzanne Rolon	From
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-573-1853	Fax #

EXHIBIT C

Rolon, Suzanne Y.

From:	Bobe, Carmen
Sent:	Tuesday, November 25, 2008 10:29 AM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Rolon, Suzanne Y.
Subject:	Shareholder Proposals Submitted to Pfizer
Attachments:	Shareholder Proposals Submitted to Pfizer.pdf

Hello John,

Please view the attached.

Kindest regards,

Carmen Bobe on behalf of Suzanne Rolon

Carmen Bobe
Pfizer Inc.
Corporate Governance
235 East 42nd Street
New York, NY 10017-5755
Tel: 212-733-3274
Fax: 212-573-1853
235/19/01
carmen.bobe@pfizer.com

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via Overnight Mail and E-Mail

November 25, 2008

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Pfizer Inc. (the "Company"), which has received the following proposals from you:

(1) "Cumulative Voting" received October 14, 2008

(2) "Special Shareowner Meetings" received October 14, 2008

(3) "Independent Board Chairman" received November 14, 2008

The Company believes that you have submitted more than one shareholder proposal for consideration at the Company's 2009 Annual Meeting of Shareholders. Under Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please notify us as to which of these proposals you wish to withdraw. You should note that if you do not timely advise the Company which of these proposals you wish to withdraw, the Company intends to omit each of these proposals from its 2009 Proxy Statement in accordance with Securities and Exchange Commission ("SEC") rules.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent must submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Moreover, to date we have not received proof that you have satisfied these ownership requirements.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Pfizer, 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: 212.573.1853.

If you have any questions with respect to the foregoing, please feel free to contact me at 212.733.5356. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Amy Schulman
William Steiner
Nick Rossi
Mark Filberto

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on

which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

EXHIBIT E

Rolon, Suzanne Y.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 05, 2008 10:36 AM
To: Rolon, Suzanne Y.
Subject: Rule 14a-8 Proposals (PFE) n'

Dear Ms. Rolon,
In regard to the company November 25, 2008 letter, each company shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 25, 2008 company request. Please advise in one business day.
Sincerely,
John Chevedden